# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AleAnna, Inc., CIK 0001845123
CUSIP: 01444V103
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 300 CRESCENT COURT, SUITE 1860, DALLAS, Texas (TX), 75201
Date of event which requires filing of this statement: 02/27/2026
Filed by CIK 0001077495
Persons authorized to receive notices and communications: Tristan Yopp, 300 CRESCENT COURT, SUITE 1860, DALLAS, Texas (TX), 75201, 469-396-2200

## Reporting persons
- C. John Wilder, Jr. (CIK 0001077495): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 62,981,821; sole dispositive power 0; shared dispositive power 62,981,821; aggregate amount beneficially owned 62,981,821 (94.49% of the class)
  Comment: (1) Includes (i) 30,331,951 shares of Class A common stock, par value $0.0001 per share, of AleAnna, Inc., a Delaware corporation (f/k/a Swiftmerge Acquisition Corp.) (the "Issuer" and such shares, "Class A Common Stock"), and (ii) 25,994,400 shares of Class A Common Stock that the Reporting Persons have the right to acquire within 60 days, in exchange for 25,994,400 shares of Class C common stock, par value $0.0001 per share, of the Issuer (Class C Common Stock and, together with the Class A Common Stock, the Common Stock) together with 25,994,400 Class C units of Swiftmerge HoldCo LLC, a Delaware limited liability company and wholly-owned subsidiary of the Issuer (HoldCo and such units, Class C HoldCo Units). The shares of Class C Common Stock together with the Class C HoldCo Units, and the shares of Class A Common Stock are beneficially owned by Nautilus Resources LLC, which are indirectly beneficially owned by C. John Wilder, Jr. and Susan Anne Wilder, as the managing members of JSW Interests LLC, which is the sole member of JSW Energy Holdings LLC, which is the general partner of JSW Energy Interests LP, which is the sole member of Bluescape Resources Investors LLC, which is the manager of Bluescape Resources Company LLC, which is the general partner of BRC Property Holdings LP, which is the manager of BRC-Oxy Marcellus Tax Partnership LLC, which is the sole member of BRC Exploration Holdings LLC, which is the sole member of Nautilus Resources LLC.
  
  (2) The John and Susan Wilder Foundation, to which C. John Wilder, Jr. manages and controls, together with his spouse, Susan Anne Wilder, directly beneficially owns 6,655,470 shares of Class A Common Stock.
  
  (3) Percentage of Class A Common Stock based on 66,654,281 shares outstanding, including the shares of Class A Common Stock to which the Reporting Persons are entitled to exchange therefor within 60 days upon the exchange of Class C Common Stock together with Class C HoldCo Units, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2025, filed with the Securities and Exchange Commission on November 12, 2025.
- Susan Anne Wilder: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 62,981,821; sole dispositive power 0; shared dispositive power 62,981,821; aggregate amount beneficially owned 62,981,821 (94.49% of the class)
  Comment: (1) Includes (i) 30,331,951 shares of Class A Common Stock and (ii) 25,994,400 shares of Class A Common Stock that the Reporting Persons have the right to acquire within 60 days, in exchange for 25,994,400 shares of Class C Common Stock together with 25,994,400 Class C HoldCo Units. The shares of Class C Common Stock together with the Class C HoldCo Units, and the shares of Class A Common Stock are beneficially owned by Nautilus Resources LLC, which are indirectly beneficially owned by C. John Wilder, Jr. and Susan Anne Wilder, as the managing members of JSW Interests LLC, which is the sole member of JSW Energy Holdings LLC, which is the general partner of JSW Energy Interests LP, which is the sole member of Bluescape Resources Investors LLC, which is the manager of Bluescape Resources Company LLC, which is the general partner of BRC Property Holdings LP, which is the manager of BRC-Oxy Marcellus Tax Partnership LLC, which is the sole member of BRC Exploration Holdings LLC, which is the sole member of Nautilus Resources LLC.
  
  (2) The John and Susan Wilder Foundation, to which C. John Wilder, Jr. manages and controls, together with his spouse, Susan Anne Wilder, directly beneficially owns 6,655,470 shares of Class A Common Stock.
  
  (3) Percentage of Class A Common Stock based on 66,654,281 shares outstanding, including the shares of Class A Common Stock to which the Reporting Persons are entitled to exchange therefor within 60 days upon the exchange of Class C Common Stock together with Class C HoldCo Units, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2025, filed with the Securities and Exchange Commission on November 12, 2025.
- JSW Interests LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 56,326,351; sole dispositive power 0; shared dispositive power 56,326,351; aggregate amount beneficially owned 56,326,351 (84.51% of the class)
  Comment: (1) Includes (i) 30,331,951 shares of Class A Common Stock and (ii) 25,994,400 shares of Class A Common Stock that the Reporting Persons have the right to acquire within 60 days, in exchange for 25,994,400 shares of Class C Common Stock together with 25,994,400 Class C HoldCo Units. The shares of Class C Common Stock together with the Class C HoldCo Units, and the shares of Class A Common Stock are beneficially owned by Nautilus Resources LLC, which are indirectly beneficially owned by C. John Wilder, Jr. and Susan Anne Wilder, as the managing members of JSW Interests LLC, which is the sole member of JSW Energy Holdings LLC, which is the general partner of JSW Energy Interests LP, which is the sole member of Bluescape Resources Investors LLC, which is the manager of Bluescape Resources Company LLC, which is the general partner of BRC Property Holdings LP, which is the manager of BRC-Oxy Marcellus Tax Partnership LLC, which is the sole member of BRC Exploration Holdings LLC, which is the sole member of Nautilus Resources LLC.
  
  (2) Percentage of Class A Common Stock based on 66,654,281 shares outstanding, including the shares of Class A Common Stock to which the Reporting Persons are entitled to exchange therefor within 60 days upon the exchange of Class C Common Stock together with Class C HoldCo Units, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2025, filed with the Securities and Exchange Commission on November 12, 2025.
- JSW Energy Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 56,326,351; sole dispositive power 0; shared dispositive power 56,326,351; aggregate amount beneficially owned 56,326,351 (84.51% of the class)
  Comment: (1) Includes (i) 30,331,951 shares of Class A Common Stock and (ii) 25,994,400 shares of Class A Common Stock that the Reporting Persons have the right to acquire within 60 days, in exchange for 25,994,400 shares of Class C Common Stock together with 25,994,400 Class C HoldCo Units. The shares of Class C Common Stock together with the Class C HoldCo Units, and the shares of Class A Common Stock are beneficially owned by Nautilus Resources LLC, which are indirectly beneficially owned by C. John Wilder, Jr. and Susan Anne Wilder, as the managing members of JSW Interests LLC, which is the sole member of JSW Energy Holdings LLC, which is the general partner of JSW Energy Interests LP, which is the sole member of Bluescape Resources Investors LLC, which is the manager of Bluescape Resources Company LLC, which is the general partner of BRC Property Holdings LP, which is the manager of BRC-Oxy Marcellus Tax Partnership LLC, which is the sole member of BRC Exploration Holdings LLC, which is the sole member of Nautilus Resources LLC.
  
  (2) Percentage of Class A Common Stock based on 66,654,281 shares outstanding, including the shares of Class A Common Stock to which the Reporting Persons are entitled to exchange therefor within 60 days upon the exchange of Class C Common Stock together with Class C HoldCo Units, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2025, filed with the Securities and Exchange Commission on November 12, 2025.
- JSW Energy Interests LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 56,326,351; sole dispositive power 0; shared dispositive power 56,326,351; aggregate amount beneficially owned 56,326,351 (84.51% of the class)
  Comment: (1) Includes (i) 30,331,951 shares of Class A Common Stock and (ii) 25,994,400 shares of Class A Common Stock that the Reporting Persons have the right to acquire within 60 days, in exchange for 25,994,400 shares of Class C Common Stock together with 25,994,400 Class C HoldCo Units. The shares of Class C Common Stock together with the Class C HoldCo Units, and the shares of Class A Common Stock are beneficially owned by Nautilus Resources LLC, which are indirectly beneficially owned by C. John Wilder, Jr. and Susan Anne Wilder, as the managing members of JSW Interests LLC, which is the sole member of JSW Energy Holdings LLC, which is the general partner of JSW Energy Interests LP, which is the sole member of Bluescape Resources Investors LLC, which is the manager of Bluescape Resources Company LLC, which is the general partner of BRC Property Holdings LP, which is the manager of BRC-Oxy Marcellus Tax Partnership LLC, which is the sole member of BRC Exploration Holdings LLC, which is the sole member of Nautilus Resources LLC.
  
  (2) Percentage of Class A Common Stock based on 66,654,281 shares outstanding, including the shares of Class A Common Stock to which the Reporting Persons are entitled to exchange therefor within 60 days upon the exchange of Class C Common Stock together with Class C HoldCo Units, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2025, filed with the Securities and Exchange Commission on November 12, 2025.
- Bluescape Resources Investors LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 56,326,351; sole dispositive power 0; shared dispositive power 56,326,351; aggregate amount beneficially owned 56,326,351 (84.51% of the class)
  Comment: (1) Includes (i) 30,331,951 shares of Class A Common Stock and (ii) 25,994,400 shares of Class A Common Stock that the Reporting Persons have the right to acquire within 60 days, in exchange for 25,994,400 shares of Class C Common Stock together with 25,994,400 Class C HoldCo Units. The shares of Class C Common Stock together with the Class C HoldCo Units, and the shares of Class A Common Stock are beneficially owned by Nautilus Resources LLC, which are indirectly beneficially owned by C. John Wilder, Jr. and Susan Anne Wilder, as the managing members of JSW Interests LLC, which is the sole member of JSW Energy Holdings LLC, which is the general partner of JSW Energy Interests LP, which is the sole member of Bluescape Resources Investors LLC, which is the manager of Bluescape Resources Company LLC, which is the general partner of BRC Property Holdings LP, which is the manager of BRC-Oxy Marcellus Tax Partnership LLC, which is the sole member of BRC Exploration Holdings LLC, which is the sole member of Nautilus Resources LLC.
  
  (2) Percentage of Class A Common Stock based on 66,654,281 shares outstanding, including the shares of Class A Common Stock to which the Reporting Persons are entitled to exchange therefor within 60 days upon the exchange of Class C Common Stock together with Class C HoldCo Units, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2025, filed with the Securities and Exchange Commission on November 12, 2025.
- Bluescape Resources Company LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 56,326,351; sole dispositive power 0; shared dispositive power 56,326,351; aggregate amount beneficially owned 56,326,351 (84.51% of the class)
  Comment: (1) Includes (i) 30,331,951 shares of Class A Common Stock and (ii) 25,994,400 shares of Class A Common Stock that the Reporting Persons have the right to acquire within 60 days, in exchange for 25,994,400 shares of Class C Common Stock together with 25,994,400 Class C HoldCo Units. The shares of Class C Common Stock together with the Class C HoldCo Units, and the shares of Class A Common Stock are beneficially owned by Nautilus Resources LLC, which are indirectly beneficially owned by C. John Wilder, Jr. and Susan Anne Wilder, as the managing members of JSW Interests LLC, which is the sole member of JSW Energy Holdings LLC, which is the general partner of JSW Energy Interests LP, which is the sole member of Bluescape Resources Investors LLC, which is the manager of Bluescape Resources Company LLC, which is the general partner of BRC Property Holdings LP, which is the manager of BRC-Oxy Marcellus Tax Partnership LLC, which is the sole member of BRC Exploration Holdings LLC, which is the sole member of Nautilus Resources LLC.
  
  (2) Percentage of Class A Common Stock based on 66,654,281 shares outstanding, including the shares of Class A Common Stock to which the Reporting Persons are entitled to exchange therefor within 60 days upon the exchange of Class C Common Stock together with Class C HoldCo Units, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2025, filed with the Securities and Exchange Commission on November 12, 2025.
- BRC Property Holdings LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 56,326,351; sole dispositive power 0; shared dispositive power 56,326,351; aggregate amount beneficially owned 56,326,351 (84.51% of the class)
  Comment: (1) Includes (i) 30,331,951 shares of Class A Common Stock and (ii) 25,994,400 shares of Class A Common Stock that the Reporting Persons have the right to acquire within 60 days, in exchange for 25,994,400 shares of Class C Common Stock together with 25,994,400 Class C HoldCo Units. The shares of Class C Common Stock together with the Class C HoldCo Units, and the shares of Class A Common Stock are beneficially owned by Nautilus Resources LLC, which are indirectly beneficially owned by C. John Wilder, Jr. and Susan Anne Wilder, as the managing members of JSW Interests LLC, which is the sole member of JSW Energy Holdings LLC, which is the general partner of JSW Energy Interests LP, which is the sole member of Bluescape Resources Investors LLC, which is the manager of Bluescape Resources Company LLC, which is the general partner of BRC Property Holdings LP, which is the manager of BRC-Oxy Marcellus Tax Partnership LLC, which is the sole member of BRC Exploration Holdings LLC, which is the sole member of Nautilus Resources LLC.
  
  (2) Percentage of Class A Common Stock based on 66,654,281 shares outstanding, including the shares of Class A Common Stock to which the Reporting Persons are entitled to exchange therefor within 60 days upon the exchange of Class C Common Stock together with Class C HoldCo Units, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2025, filed with the Securities and Exchange Commission on November 12, 2025.
- BRC-Oxy Marcellus Tax Partnership LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 56,326,351; sole dispositive power 0; shared dispositive power 56,326,351; aggregate amount beneficially owned 56,326,351 (84.51% of the class)
  Comment: (1) Includes (i) 30,331,951 shares of Class A Common Stock and (ii) 25,994,400 shares of Class A Common Stock that the Reporting Persons have the right to acquire within 60 days, in exchange for 25,994,400 shares of Class C Common Stock together with 25,994,400 Class C HoldCo Units. The shares of Class C Common Stock together with the Class C HoldCo Units, and the shares of Class A Common Stock are beneficially owned by Nautilus Resources LLC, which are indirectly beneficially owned by C. John Wilder, Jr. and Susan Anne Wilder, as the managing members of JSW Interests LLC, which is the sole member of JSW Energy Holdings LLC, which is the general partner of JSW Energy Interests LP, which is the sole member of Bluescape Resources Investors LLC, which is the manager of Bluescape Resources Company LLC, which is the general partner of BRC Property Holdings LP, which is the manager of BRC-Oxy Marcellus Tax Partnership LLC, which is the sole member of BRC Exploration Holdings LLC, which is the sole member of Nautilus Resources LLC.
  
  (2) Percentage of Class A Common Stock based on 66,654,281 shares outstanding, including the shares of Class A Common Stock to which the Reporting Persons are entitled to exchange therefor within 60 days upon the exchange of Class C Common Stock together with Class C HoldCo Units, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2025, filed with the Securities and Exchange Commission on November 12, 2025.
- BRC Exploration Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 56,326,351; sole dispositive power 0; shared dispositive power 56,326,351; aggregate amount beneficially owned 56,326,351 (84.51% of the class)
  Comment: (1) Includes (i) 30,331,951 shares of Class A Common Stock and (ii) 25,994,400 shares of Class A Common Stock that the Reporting Persons have the right to acquire within 60 days, in exchange for 25,994,400 shares of Class C Common Stock together with 25,994,400 Class C HoldCo Units. The shares of Class C Common Stock together with the Class C HoldCo Units, and the shares of Class A Common Stock are beneficially owned by Nautilus Resources LLC, which are indirectly beneficially owned by C. John Wilder, Jr. and Susan Anne Wilder, as the managing members of JSW Interests LLC, which is the sole member of JSW Energy Holdings LLC, which is the general partner of JSW Energy Interests LP, which is the sole member of Bluescape Resources Investors LLC, which is the manager of Bluescape Resources Company LLC, which is the general partner of BRC Property Holdings LP, which is the manager of BRC-Oxy Marcellus Tax Partnership LLC, which is the sole member of BRC Exploration Holdings LLC, which is the sole member of Nautilus Resources LLC.
  
  (2) Percentage of Class A Common Stock based on 66,654,281 shares outstanding, including the shares of Class A Common Stock to which the Reporting Persons are entitled to exchange therefor within 60 days upon the exchange of Class C Common Stock together with Class C HoldCo Units, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2025, filed with the Securities and Exchange Commission on November 12, 2025.
- Nautilus Resources LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 56,326,351; shared voting power 0; sole dispositive power 56,326,351; shared dispositive power 0; aggregate amount beneficially owned 56,326,351 (84.51% of the class)
  Comment: (1) Includes (i) 30,331,951 shares of Class A Common Stock and (ii) 25,994,400 shares of Class A Common Stock that the Reporting Persons have the right to acquire within 60 days, in exchange for 25,994,400 shares of Class C Common Stock together with 25,994,400 Class C HoldCo Units. The shares of Class C Common Stock together with the Class C HoldCo Units, and the shares of Class A Common Stock are beneficially owned by Nautilus Resources LLC, which are indirectly beneficially owned by C. John Wilder, Jr. and Susan Anne Wilder, as the managing members of JSW Interests LLC, which is the sole member of JSW Energy Holdings LLC, which is the general partner of JSW Energy Interests LP, which is the sole member of Bluescape Resources Investors LLC, which is the manager of Bluescape Resources Company LLC, which is the general partner of BRC Property Holdings LP, which is the manager of BRC-Oxy Marcellus Tax Partnership LLC, which is the sole member of BRC Exploration Holdings LLC, which is the sole member of Nautilus Resources LLC.
  
  (2) Percentage of Class A Common Stock based on 66,654,281 shares outstanding, including the shares of Class A Common Stock to which the Reporting Persons are entitled to exchange therefor within 60 days upon the exchange of Class C Common Stock together with Class C HoldCo Units, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2025, filed with the Securities and Exchange Commission on November 12, 2025.
- John and Susan Wilder Foundation: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 6,655,470; shared voting power 0; sole dispositive power 6,655,470; shared dispositive power 0; aggregate amount beneficially owned 6,655,470 (9.99% of the class)
  Comment: (1) The John and Susan Wilder Foundation, to which C. John Wilder, Jr. manages and controls, together with his spouse, Susan Anne Wilder, directly beneficially owns 6,655,470 shares of Class A Common Stock.
  
  (2) Percentage of Class A Common Stock based on 66,654,281 shares outstanding, including the shares of Class A Common Stock to which the Reporting Persons are entitled to exchange therefor within 60 days upon the exchange of Class C Common Stock together with Class C HoldCo Units, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2025, filed with the Securities and Exchange Commission on November 12, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: AleAnna, Inc.
Address of issuer's principal executive offices: 300 CRESCENT COURT, SUITE 1860, DALLAS, Texas (TX), 75201
Comment: This Amendment No. 1 to Schedule 13D (this "Amendment") relates to shares of Class A Common Stock, par value $0.0001 per share ("Class A Common Stock"), of AleAnna, Inc., a Delaware corporation (the "Issuer"). This Amendment amends the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") by (i) C. John Wilder, Jr., (ii) Susan Anne Wilder, (iii) JSW Interests LLC, a Delaware limited liability company, (iv) JSW Energy Holdings LLC, a Delaware limited liability company, (v) JSW Energy Interests LP, a Delaware limited partnership, (vi) Bluescape Resources Investors LLC, a Delaware limited liability company, (vii) Bluescape Resources Company LLC, a Delaware limited liability company, (viii) BRC Property Holdings LP, a Delaware limited partnership, (ix) BRC-Oxy Marcellus Tax Partnership LLC, a Delaware limited liability company, (x) BRC Exploration Holdings LLC, a Delaware limited liability company, (xi) Nautilus Resources LLC, a Delaware limited liability company ("Nautilus"), and (xii) the John and Susan Wilder Foundation, a private foundation (the "Foundation"), by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D filed with the SEC.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby supplemented by adding the following:

On February 27, 2026, Nautilus filed a Form 144 with the SEC disclosing its intent to sell up to 325,784 shares of Class A Common Stock as permitted under the volume restrictions of Rule 144(e) under the Securities Act of 1933, as amended. Nautilus intends to sell shares of Class A Common Stock from time-to-time depending on market conditions pursuant to Rule 144.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby supplemented by adding the following:

Between February 27, 2026 and March 3, 2026, Nautilus sold an aggregate of 146,773 shares of Class A Common Stock of the Issuer in multiple open market transactions pursuant to Rule 144 of the Securities Act of 1933, as amended, at the prices set forth below:

Date of Transaction Number of Shares Sold Average Price Per Share Price Range
February 27, 2026 33,176 $3.36 $2.86-$3.50
December 2, 2026 22,224 $3.41 $3.12-$3.68
December 3, 2026 64,698 $3.69 $3.00-$3.995
December 3, 2026 26,675 $4.09 $4.00-$4.27

Each of the Reporting Persons reserves the right, in light of its ongoing evaluation of the Issuer's financial condition, business, operations and prospects, the market price of the Class A Common Stock, commodity prices, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change its plans and intentions at any time, as it deems appropriate.

Except as set forth herein, the Reporting Persons have no present plans or proposals that would relate to or result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by such persons with respect to the Issuer, the foregoing is subject to change at any time.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1* Joint Filing Agreement pursuant to Rule 13d-1(k) (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed with the Securities and Exchange Commission on December 20, 2024 by the Reporting Persons (File No. 005-93179)).

## Signatures
- C. John Wilder, Jr.: /s/ Tristan Yopp, Tristan Yopp, Attorney-in-fact* (03/04/2026)
- Susan Anne Wilder: /s/ Tristan Yopp, Tristan Yopp, Attorney-in-fact* (03/04/2026)
- JSW Interests LLC: /s/ Tristan Yopp, Tristan Yopp, Attorney-in-fact* (03/04/2026)
- JSW Energy Holdings LLC: /s/ Tristan Yopp, Tristan Yopp, Attorney-in-fact* (03/04/2026)
- JSW Energy Interests LP: /s/ Tristan Yopp, Tristan Yopp, Attorney-in-fact* (03/04/2026)
- Bluescape Resources Investors LLC: /s/ Tristan Yopp, Tristan Yopp, Attorney-in-fact* (03/04/2026)
- Bluescape Resources Company LLC: /s/ Tristan Yopp, Tristan Yopp, Attorney-in-fact* (03/04/2026)
- BRC Property Holdings LP: /s/ Tristan Yopp, Tristan Yopp, Attorney-in-fact* (03/04/2026)
- BRC-Oxy Marcellus Tax Partnership LLC: /s/ Tristan Yopp, Tristan Yopp, Attorney-in-fact* (03/04/2026)
- BRC Exploration Holdings LLC: /s/ Tristan Yopp, Tristan Yopp, Attorney-in-fact* (03/04/2026)
- Nautilus Resources LLC: /s/ Tristan Yopp, Tristan Yopp, Attorney-in-fact* (03/04/2026)
- John and Susan Wilder Foundation: /s/ Tristan Yopp, Tristan Yopp, Attorney-in-fact* (03/04/2026)